EXHIBIT 5.2
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[FINPRO LOGO]                                    26 Church Street - P.O. Box 323
                                                        Liberty Corner, NJ 07938
                                           (908) 604-9336 - (908) 694-5951 (FAX)






December 15, 1997


Board of Directors
Stanton Federal Savings Bank
900 Saxonburg Boulevard
Pittsburgh, Pennsylvania 15223


Dear Board Members:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion adopted by the Board of Directors of Stanton Federal Savings Bank (the "Bank"), whereby the Bank will convert from a chartered mutual savings bank to a chartered stock savings bank and issue all of the Banks's stock to SFSB Holding Company (the "Holding Company"). Simultaneously, the Holding Company will issue shares of common stock.

We understand that in accordance with the Plan of Conversion, Subscription Rights to purchase shares of the Bank's Common Stock in the Holding Company are to be issued to (i) Eligible Account Holders, (ii) the ESOP, (iii) Supplemental Eligible Account Holders, and (iv) Other Members. Based solely on our observation that the Subscription Rights will be available to such Recipients without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in the Community Offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the opinion that:

         the Subscription Rights will have no ascertainable market value; and

         the price at which the Subscription Rights are excercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Bank's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Common Stock in the Conversion will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.

                                            Very Truly Yours,
                                            FinPro, Inc.



                                            /s/Donald J. Musso
                                            Donald J. Musso
                                            President